October 5, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Regarding:  Letter Dated August 31, 2022

Form 10-K for the fiscal year ended December 31, 2021 Overview, page 4

1. We note your reference to Industry Guide 7 in this section and elsewhere in your filing. Industry Guide 7 is no longer valid and mining property disclosure should conform to the requirements of Items 1300 through 1305 of Regulation S-K. Please revise your filing to conform to these Items and remove references to Industry Guide 7. McCoy Elkhorn Coal LLC, page 5

Response:  We agree with the comment and have revised our filing accordingly.

2. We have reviewed your filing and your summary disclosure of your mining properties, beginning in this section. Please revise your filing to conform to the summary disclosure requirements of Item 1303 of Regulation S-K. Perry County Resources LLC, page 12

Response:  We agree with the comment and have revised our filing accordingly.

3. We note two of your properties are active and provide revenues. Please modify your filing and state whether any of your mining operations are material to your company or not. For your material properties, please provide the individual property disclosure as required by Item 1304 of Regulation S-K.

Response:  We agree with the comment and have revised our filing accordingly.

Mine Safety Disclosures, page 24

4. Our review found that Exhibit 95.1 was not filed with your filing. Please add this exhibit to your amended filing.

Response:  We agree with the comment and have revised our filing accordingly for the EDGARization oversite.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

5. You disclose that for the year ended December 31, 2021, you sold 60,512 tons to steel making end users with a realized sales price of $75.39, as compared with 6,569 tons sold with a realized sales price of $59.09. Please expand your discussion to describe the significant components of consolidated revenue or expenses as well as changes in trends that would be material to an investor’s understanding of your results of operations. We refer you to Item 303(b)(2) of Regulation S-K. For example, to the extent material please disclose how year-over-year changes in operating results were impacted by the following: • Explain the extent of contribution that each mine has had on total coal sales, describing the underlying reasons for changes in prices and volumes. For example, we note in 2021 that the Carnegie 1 mine produced approximately 7,889.63 tons and sold coal at an average of $138 per ton and the E4-2 mine produced approximately 79,546.75 tons and sold coal at an average price of $83.17. In 2020 Carnegie 1 produced 0 tons and E4-2 produced approximately 1,200 tons and sold coal at an average price of $52.30. • Include a discussion that discloses the mines that have not contributed during this period of additional demand following COVID-19 and the reasons these mines have not experienced a corresponding increase in the demand for coal. For example, we note that you disclosed on pages 7 and 9 that the Wayland Surface Mine and Access Energy Mine were idled due to the Company’s focus on the metallurgical and industrial markets. • Development expenses increased to $18,098,670 in 20201, up from $3,998,885 in 2020. Please identify the component costs and explain the reasons that caused the material year-over-year increase as well as the change in the amount of development expense in proportion to coal sales.

Response:  We agree with the comment and have revised our filing accordingly.

Liquidity and Capital Resources, page 33

6. Please expand your discussion of liquidity and capital resources to address your liquidity requirements, including a discussion of your sources and uses of cash and your short term and long term plans to fund your operational and capital needs to meet your cash requirements. Please also discuss your plans to resolve loan amounts that are in default and any impacts it may have on your liquidity. Refer to Item 303(b)(1) of Regulation S-K.

Response:  We agree with the comment and have revised our filing accordingly.

Notes to the Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-6

7. We refer to your disclosures on page F-7 about the $2,500,000 invested in American Opportunity Venture, LLC, American Opportunity Venture II, LLC, and Novusterra, Inc. We note that you apply the equity method of accounting to each of these investments. Please tell us the results of your assessment of the significance of the individual or any combination of investments and the requirement to provide summarized financial information in your financial statement footnotes under ASC 323-10-50-3(c) and Rule 8- 03 of Regulation S-X. Please note that Rule 8-03 of Regulation S-X applies to both annual and interim financial statements.

Response:  We agree with the comment and have revised our filing accordingly.

Note 2 - Property and Equipment, page F-14

8. You disclose that since 2019 the Company has not mined or sold coal into thermal coal markets and all production and future investment will be for the mining of metallurgical coal. We note that you disclose that certain long-lived assets of Wayland and ERC Mining Indiana were impaired because they were exclusively used in the thermal coal market and the Access Energy Mine is idled and not expected to produce again due to the continued focus on the metallurgical and industrial markets. Please identify any other long-lived assets related to the thermal coal market that have not been fully impaired as of the balance sheet date. If so, please tell us how you determined the carrying values for these long-lived assets were recoverable including how you determined the future net undiscounted flows expected to be generated by the related assets to determine their recoverability.

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Response:  No other thermal coal related assets had a carrying value on our balance sheet as of December 31, 2021.

Note 4 - Notes Payable, page F-15

9. We note that a number of your financing and loan agreements at Note 4 no longer carry balances as of 12/31/21. Please expand your disclosure to indicate how these debts were settled.

Response:  We agree with the comment and have revised our filing accordingly.

Form 8-K filed August 15, 2022 Reconciliation of Adjusted EBITDA to Amounts Reported Under U.S. GAAP, page 8

10. We note you disclose Adjusted EBITDA as a non-GAAP financial performance measure. Expand your disclosure to explain how management uses this measure and why you believe it provides useful information to investors regarding your performance pursuant to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Response:  We agree with the comment and have revised our filing accordingly.

11. We note your reconciliation of the non-GAAP measure Adjusted EBITDA includes an adjustment for development costs which appear to be normal recurring cash operating expenses necessary to operate your business. Please tell us why you believe this adjustment is permitted under Item 10(e) of Regulation S-K and your considerations of Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Measures in forming your view.

Response:  Our team bifricates costs associated with operating and mining coal on a fulling developed plan and costs associated with expanding, contracting, changing and starting a mine plan.  Mine development costs are not similar to recurring operating costs as they are derived from a mine development plan instead of a mine operating plan.  The development plan has a defined scope with an ending whereas the operating plan is ongoing for the duration of the operations.

Item 10(e) is complied with as the most comparable metric would be to include development cost in Unadjusted EBITA.  Unadjusted EBITA is presented before any adjustments therefore giving it more prominence.

Question 100.01 is addressed as development costs are not a function of ongoing cash flow requirements.  The cash costs of ongoing operations are captured in cost of sales.  Cash expenditures related to mine development or expansion are capture in development costs and listed as a cash outflow from operations on the statement of cash flow.

Regards,

Kirk P. Taylor, CPA

Chief Financial Officer

American Resources Corp

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